08030824

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
SEC FILE NUMBER
8-66917

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 21 2008
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) **AND ENDING** 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

A.L. Waters Capital, LLC

OFFICIAL USE ONLY

FIRM ID. NO. 135419

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Braintree Hill Office Park, Suite 106
(No. and Street)

Braintree, MA 02184
(City) (state) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken George (603) 380-5435
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 02 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donellon Orcutt, Patch & Stallard
(Name - if individual, state *last, first, middle name*)

P.O. Box 350 Taunton, MA 02780
(Address) (City) (state) Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I Arnett L. Waters swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.L. Waters Capital, LLC as of December 31 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

GLORIA O'CONNELL
Notary Public
Commonwealth of Massachusetts
My Commission Exp. 8/1/2014

This report contains (check all applicable boxes):**
[x] (a) Facing page
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g)Computation of Net Capital.
[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

DONELLON, ORCUTT, PATCH & STALLARD PC

Certified Public Accountants

A.L. WATERS CAPITAL, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2007
AND FOR THE PERIOD ENDED DECEMBER 31, 2006

96 Broadway, Taunton, MA 02780 Ph: 508.880.3334 Fx: 508.823.4000 www.dopscpa.com

467 E. Falmouth Highway, E. Falmouth, MA 02536 Ph: 508.457.6200

Mailing Address: P.O. Box 350, Taunton, MA 02780

A.L. WATERS CAPITAL, LLC

INDEX TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2007
AND FOR THE PERIOD ENDED DECEMBER 31, 2006

DONELLON, ORCUTT, PATCH & STALLARD PC

Certified Public Accountants

To the Members of

A.L. Waters Capital, LLC:

We have audited the accompanying Statements of Financial Condition of A.L. Waters Capital, LLC, as of December 31, 2007 and 2006, and the related Statements of Income, changes in Member's Equity, and Cash Flows for the year ended December 31, 2007 and for the period from December 15, 2005 (Date of Inception) to December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A.L. Waters Capital, LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the year ended December 31, 2007 and for the period from December 15, 2005 (Date of Inception) to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

96 Broadway, Taunton, MA 02780 Ph: 508.880.3334 Fx: 508.823.4000 www.dopscpa.com

467 E. Falmouth Highway, E. Falmouth, MA 02536 Ph: 508.457.6200

Mailing Address: P.O. Box 350, Taunton, MA 02780

A.L. Waters Capital, LLC (Continued):

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Exhibits A-1 and A-2, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Donellon, Orcutt, Patch & Stallard, P.C.

Taunton, Massachusetts

February 7, 2008

EXHIBIT A

A.L. WATERS CAPITAL, LLC

STATEMENTS OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2007
AND FOR THE PERIOD ENDED DECEMBER 31, 2006

ASSETS

	2007	2006
CURRENT ASSETS		
Cash	$21,986	$13,166
Prepaid expenses	915	2,385
TOTAL ASSETS	$22,901	$15,551

LIABILITIES AND MEMBER'S EQUITY

	2007	2006
CURRENT LIABILITIES		
Accrued expenses	$ 3,750	$ 2,500
Due to affiliate	10,000	-
TOTAL CURRENT LIABILITIES	13,750	2,500
MEMBER'S EQUITY (Exhibit C)	9,151	13,051
TOTAL LIABILITIES AND MEMBER'S EQUITY	$22,901	$15,551

See Notes to Financial Statements

A.L. WATERS CAPITAL, LLC

STATEMENTS OF INCOME (LOSS)

FOR THE YEAR ENDED DECEMBER 31, 2007 AND FOR THE PERIOD FROM DECEMBER 15, 2005 (DATE OF INCEPTION) to DECEMBER 31, 2006

	2007	2006
ADVISORY INCOME	$ -	$ 100
OPERATING EXPENSES		
Advertising	-	724
Professional fees	15,750	19,375
Registration & regulatory fees	12,577	12,922
Telephone	-	1,605
TOTAL OPERATING EXPENSES	28,327	34,626
OPERATING LOSS	(28,327)	(34,526)
GENERAL AND ADMINISTRATIVE EXPENSES		
Dues and subscriptions	-	2,290
Insurance	573	1,133
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	573	3,423
LOSS BEFORE OTHER INCOME	(28,900)	(37,949)
OTHER INCOME		
Fee reimbursement	35,000	-
NET INCOME (LOSS)	$ 6,100	$(37,949)

See Notes to Financial Statements

EXHIBIT C

A.L. WATERS CAPITAL, LLC

STATEMENTS OF MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007 AND FOR THE PERIOD FROM DECEMBER 15, 2005 (DATE OF INCEPTION) TO DECEMBER 31, 2006

	TOTAL MEMBER'S EQUITY
December 15, 2005	$ -
Net loss	(37,949)
Member contribution	51,000
December 31, 2006	13,051
2007 Net income	6,100
2007 Member distribution	(10,000)
December 31, 2007	$ 9,151

See Notes to Financial Statements

A.L. WATERS CAPITAL, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007 AND FOR THE PERIOD
FROM DECEMBER 15, 2005 (DATE OF INCEPTION) TO DECEMBER 31, 2006

	2007	2006
OPERATING ACTIVITIES:		
Net income (loss)	$ 6,100	$(37,949)
Adjustments to reconcile net income (loss) to net cash provided by (applied to) operating activities:		
Change in current assets and liabilities		
Decrease (Increase) in prepaid expenses	1,470	(2,385)
(Decrease) Increase in accrued expenses	1,250	2,500
NET CASH PROVIDED BY (APPLIED TO) OPERATING ACTIVITIES	8,820	(37,834)
FINANCING ACTIVITIES:		
Member contribution (distribution)	(10,000)	51,000
Increase in due from affiliate	10,000	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	-	51,000
NET INCREASE IN CASH	8,820	13,166
CASH - BEGINNING	13,166	-
CASH - ENDING	$ 21,986	$ 13,166

See Notes to Financial Statements

A.L. WATERS CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2007
AND FOR THE PERIOD ENDED DECEMBER 31, 2006

NOTE 1 - DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does business in the New England Region.

ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

The Company is taxed under the Internal Revenue Code as a Partnership. In lieu of corporate income taxes, the members of a Partnership are taxed on their proportionate share of the Partnership's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

ADVERTISING

The Company expenses advertising as incurred. Advertising expense was $-0- and $724 for the year ended December 31, 2007 and for the period ended December 31, 2006.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 and 2006, the Company had net capital of $8,236 and $10,666, respectively, which was in excess of its required net capital of $5,000. The Company's net capital ratio was 1.6:1 and .24:1 at December 31, 2007 and December 31, 2006, respectively.

NOTE 3 - RELATED PARTY TRANSACTIONS

The company received an advance from an affiliate during the year ended December 31, 2007 in the amount of $10,000. No interest was charged, and it was due on demand.

A.L. WATERS CAPITAL, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1

FOR THE YEAR ENDED DECEMBER 31, 2007 AND FOR THE PERIOD
FROM DECEMBER 15, 2005 (DATE OF INCEPTION) TO DECEMBER 31, 2006

	2007	2006
NET CAPITAL		
Member's equity	$ 9,151	$ 13,051
DEDUCTIONS FOR NON-ALLOWED ASSETS		
Prepaid expenses	(915)	(2,385)
NET CAPITAL	$ 8,236	$ 10,666
TOTAL AGGREGATE INDEBTEDNESS	$ 13,750	$ 2,500
MINIMUM NET CAPITAL REQUIRED	$ 5,000	$ 5,000
EXCESS NET CAPITAL	$ 3,236	$ 5,666
RATIO: Aggregate indebtedness to Net Capital	1.67 to 1	.24 to 1

There were no differences between the unaudited net capital computation and net capital reported above.

The Company has complied with the exemptive requirements of SEC Rule 15c3-3(k)(2)(i) and did not maintain possession or control of any customer funds or securities as of December 31, 2007 and December 31, 2006.

DONELLON, ORCUTT, PATCH & STALLARD PC

Certified Public Accountants

To the Members of

A.L. Waters Capital, LLC

In planning and performing our audit of the financial statements of A.L. Waters Capital, LLC, as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

96 Broadway, Taunton, MA 02780 Ph: 508.880.3334 Fx: 508.823.4000 www.dopscpa.com

467 E. Falmouth Highway, E. Falmouth, MA 02536 Ph: 508.457.6200

Mailing Address: P.O. Box 350, Taunton, MA 02780

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design of operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Donellon, Orcutt, Patch + Stallard, P.C.

Taunton, Massachusetts

February 7, 2008

END